UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AEMETIS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00770K 103
(CUSIP Number)

Aemetis, Inc.
c/o Todd Waltz
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014
(408) 213-0925
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 007705 103

1	NAME OF REPORTING PERSON: Eric A. McAfee I.R.S. Identification No. of above person (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E). ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,317,241
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,317,241
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,317,241
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.57%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON McAfee Capital, LLC I.R.S. Identification No. of above person (entities only) 30-0019814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,317,241
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,317,241
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,317,241
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.570%
14	TYPE OF REPORTING PERSON OO

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, par value,  $.001 per share of the common stock issued by Aemetis, Inc., a Nevada corporation (the “Issuer”), which has its principal executive offices at 20400 Stevens Creek Blvd., Suite 700, Cupertino, CA, 95014.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule is filed on behalf of (a) Eric A. McAfee, and (b) McAfee Capital, LLC (the “Reporting Person”).

Eric A. McAfee is a citizen of the United States and the sole member of McAfee Capital, LLC, a member managed limited liability company.  As the sole member of McAfee Capital, LLC, Eric McAfee has sole voting and dispositive power with respect to securities of the Issuer that are held by McAfee Capital, LLC.

Eric A. McAfee expressly disclaims beneficial ownership of shares of Common Stock beneficially owned by P2 Capital, LLC.   Eric A. McAfee and Marguerite McAfee are husband and wife.  Marguerite McAfee is the sole manager of P2 Capital, LLC, a manager managed LLC, which holds 800,000 shares of common stock of the Issuer.   As the sole manager of P2 Capital, LLC, Mrs. McAfee has sole voting and dispositive power with respect to securities of the Issuer that are held by P2 Capital, LLC.

Eric McAfee is the Chief Executive Officer and Chairman of the Board of the Issuer.  McAfee Capital, LLC is a California limited liability company whose principal business is investing in securities.  The registered office of the Reporting Person is 20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014.

To the best knowledge of the Reporting Person, during the past five years the Reporting Person has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).  To the best knowledge of the Reporting Person, during the past five years McAfee Capital, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding or any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Items 2, 4, 5 and 6 is hereby incorporated herein by reference thereto.

 On September 30, 2011, the Company was provided with a Notice of Principal Conversion under the Revolving Line of Credit Agreement (the “Credit Agreement”) held with Mr. Cagan (the  “Lender”) which converted all of the outstanding principal eligible for conversion as of September 30, 2011 into common stock of the Issuer.  The Credit Agreement was owned by four note holders, of which McAfee Capital, LLC was a 62% holder.  Pursuant to this conversion of promissory note principal into common equity, McAfee Capital, LLC was issued 18,117,241 shares of common stock of Aemetis, Inc.

On February 3, 2012, McAfee Capital, LLC sold 1,000,000 shares of the common stock of the Issuer in a private transaction for $0.80 per share.

On March 26, 2012, McAfee Capital, LLC sold 1,000,000 shares of the common stock of the Issuer in a private transaction for $0.001 per share.

ITEM 4.  PURPOSE OF THE TRANSACTION

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference thereto.

 The Reporting Person acquired the common stock, beneficially owned by such Reporting Person, for investment purposes.  Although the Reporting Person currently does not have any specific plan or proposal to acquire or dispose of common stock or any securities exercisable for or convertible into common stock, the Reporting Person may directly or indirectly acquire additional common stock or securities exercisable for or convertible into common stock or dispose of any or all of its common stock or securities exercisable for or convertible into common stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s family members, as applicable) depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Eric A. McAfee has been a member of the board of directors of Aemetis, Inc. since inception and continues to serve on the board of directors of the Issuer.  In his capacity as a director of the Issuer, Eric A. McAfee may from time to time consider plans or proposals relating to: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, materially changing the present capitalization or dividend policy of the Issuer; making other material changes in the Issuer’s business or corporate structure; changing the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may affect control of the Issuer; causing the Issuer’s common stock to no longer be quoted on the over-the-counter bulletin board; causing the Issuer’s common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or taking any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

The following disclosure assumes that there are 131,287,797 shares of common stock of the Issuer outstanding as of March 28, 2012.

 (a) Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) Eric A. McAfee may be deemed to beneficially own an aggregate of 28,317,241 shares of common stock of the Issuer (consisting of 28,317,241 shares of common stock held by McAfee Capital, LLC), representing approximately 21.57% of the shares of common stock of the Issuer outstanding; and (ii) McAfee Capital, LLC owns an aggregate of 28,317,241 shares of common stock, representing approximately 21.57% of the shares of common stock outstanding. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Eric A. McAfee expressly disclaims beneficial ownership of shares of common stock beneficially owned by P2 Capital, LLC.

(b) Eric A. McAfee has sole voting and dispositive control over the common stock held by McAfee Capital, LLC.

(c) The Reporting Person reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule, has effected any transactions in common stock during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 28, 2012		/s/ Eric A. McAfee
Eric A. McAfee
Title

March 28, 2012	McAfee Capital, LLC

	By:	/s/ Eric A. McAfee
Eric A. McAfee, Member